

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2010

Richard Aland, Chief Executive Officer
Accelerated Acquisitions V, Inc.
12720 Hillcrest Road, Suite 1045
Dallas, Texas 75230

> **Re:** **Accelerated Acquisitions V, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 1, 2010**
> **File No. 333-167939**

Dear Mr. Aland:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A, filed September 3, 2010

General

1. We note that the red-lined version of the company's Form S-1/A does not reflect a significant number of changes to the document. With your next amendment, please provide us with a complete redline version showing all changes. It will greatly facilitate our review of your filing.

2.   We note your response to comment one in our letter dated July 23, 2010, your revised disclosure concerning motor fuels, and the company's website, depo.org. We also note the following information on the FAQ portion of your website:

> Some of these indices can be used to hedge your pricing and "hedge-able" indices should be selected from the list if you intend to hedge in the future. We have highly experienced experts who offer SLGs advice on how best to accomplish hedging. Hedging provides a tried and true method of stabilizing future fuel prices, which is critical if you need to "manage against a budget." Fuel hedging should not be viewed as an effort to save money, but rather to stabilize your fuel budgets. Hedging, if properly structured is not speculating, but rather identifying and setting a price level that works within your budget. Many are convinced that those who do not hedge their fuel pricing are the ones that are in fact speculating.

With a view to revised disclosure in your prospectus consistent with your website, advise us of the applicability of state and federal regulations concerning these operations, which appear to involve facilitating the purchase and sale of commodities, providing investment advice, and brokering transactions in financial contracts or commodities. We may have further comment.

3.   We note your revised disclosure in response to comment two in our letter dated July 23, 2010. We reissue the comment in part. You continue to reference operations in the present tense. For example, see "We derive and expect to continue to derive" on page 10, "the solutions we provide" and "customers use our demand aggregation solutions for critical business processes" on page 11, and "all of our solutions reside" on page 12. You also refer on page 21 to "the Company's Internet backbone…redundant N+1 access Foundry XMR, MLX and Cisco 6500 routers…" Please revise up front to consistently explain the status of your operations and state, if true, that you have no data servers, routers, customers, patented technology or revenues, and that you currently do not have the $100,000 that you estimate on page 21 would be required to launch a product pool. The forepart of your registration statement should reflect the statement on page 25 that you "need to raise approximately $6,350,000 in the first 12 months commencing September 2010" to implement your proposed business.

4.   In this regard, we note the statement on page 21 that you "expect to outsource" a datacenter function to Databank LLC. Please revise to explain the basis for this expectation. For example, it is unclear if you have engaged in preliminary talks with the company. See comment 23 from our letter dated July 23, 2010.

5. With respect to comment three of our letter dated July 23, 2010, we note the second sentence on page five regarding the Technology and the "actual development of the Technology." Please revise to further distinguish between the Technology and the "business concept behind the Technology," and explain how the Technology has been developed.

Prospectus Cover Page

6. We note your revised cover page. Please revise to provide a page number where the Risk Factors can be located. See Item 501(b)(5) of Regulation S-K.

Prospectus Summary, page 1

7. We note that Accelerated Venture Partners, LLC agreed to tender 1,979,760 shares. Please tell us why it tendered the shares and whether you issued any consideration for its tender.

8. We note your revised disclosure in response to comments 10 and 13 in our letter dated July 23, 2010. Please revise to address how you are conducting the first aggregation pool for motor fuels when it does not appear that you have the $100,000 expected cost to launch a pool, and you do not appear to have entered into the datacenter and other agreements.

9. Also, on a more general level with respect to the expected events leading up to generation of revenues, please revise to identify the principal purchases, service agreements, hardware leases, authorizations, and other items that are necessary to launch a pool. You currently refer to $100,000 "allocable, primarily to product development and market research," which does not address the specific outsourcing arrangements, such as data centers, and other items that appear to be necessary to offer pooling services.

10. We note your revised disclosure in response to our comment 21 in our letter dated July 23, 2010, and we partially reissue the comment. Please revise to identify the "extensive federal, state and local laws and regulations relating to the financial markets," which you state on page nine are applicable to your operations. It is unclear if and on what basis you may have determined that government approvals are not required in order to conduct your business.

Financial Information – Selected Consolidated Financial Data, page 4

11. Please revise or reconcile the numbers presented for "Total Stockholders' Deficiency" as of December 31, 2008 to the Balance Sheets presented on page F-2 and as of June 30, 2009 to the Form 10-Q for the period ended June 30, 2009 filed on August 14, 2009. In addition, please revise your interim data to agree with that presented in your interim financial statements for the six months ended June 30, 2010.

Risk Factors, page 5

12.   You disclose on page 6 that you have an accumulated deficit of $10,623 from inception (April 29, 2008) through June 30, 2010. Please reconcile or revise the number to the deficit accumulated during the development stage presented on page F-9.

13.   We note your clarifying disclosure made to the last risk factor on page nine in response to comment 25 in our letter dated July 23, 2010. However, it appears that the remainder of your registration statement has not been revised in accordance with our comment 25 of our letter dated July 23, 2010. Please delete references to "the market price" of your securities, as you do not appear to have a market. For instance, we note your second risk factor on page eight.

Market for Common Equity and Related Stockholder Matters, page 16

14.   We note your response to comment 28 in our letter dated July 23, 2010. We are unable to locate the revised disclosure you state was made to your Security Ownership of Certain Beneficial Owners and Management section. Please provide the disclosure required by Item 201(b)(2) of Regulation S-K or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

15.   Please tell us how you considered the significance of the assumptions made in estimating the fair value of your common stock and options issued in determining whether to provide discussion of critical accounting estimates.

16.   Please revise Liquidity and Capital Resources and where appropriate to address the experience you and your advisors have with respect to raising funds similar to the approximately $15 million as referenced on page 25. If you and your advisors do not have such experience, revise risk factors and where appropriate to so state.

17.   Additionally, please revise where appropriate to describe the experience you and your advisors have with respect to reviewing business plans similar to yours, "identifying and introducing prospective financial and business partners, and providing general business advice regarding the Company's operations and business strategy" as referenced on page two.

Directors and Officers, page 26

18.   We note your revised disclosure in response to comment 38 of our letter dated July 23, 2010. Please disclose Mr. Aland's titles and dates of employment at PurchasePooling.Com, Inc. and Demand Pooling Global Services, LLC.

19.   We note your response to prior comment 21 and your disclosure here and under
        "Personnel" on page three. It is unclear why your disclosure does not address the
        following information from the FAQ portion of your website:

> A "Management" section now appears on the website. In addition, the
> Advisory Board, which consists of current City Managers, five former
> City Managers (two of whom were presidents of the ICMA), the former
> Lord Mayor of London, the former Executive Director of a major transit
> agency and the Executive Director of a statewide education association.
> Collectively, the members of the Advisory Board have more than 200
> years of experience as senior SLG officials, many having had oversight
> responsibility for the Purchasing Departments that report to them.

        Please revise to reconcile your disclosure with the information you provide on your
        website.

Transactions with Related Persons, page 28

20.   We reissue prior comment 39. Material terms should be described in the prospectus and
        not merely incorporated by reference.

Financial Statements, page F-1

Consolidated Financial Statements – June 30, 2010 and June 30, 2009, page F-9

21.   Please present an unaudited statement of stockholders' deficiency for the period from the
        latest fiscal year end of December 31, 2009 to the interim balance sheet date of June 30,
        2010. Refer to Rule 8-03 of Regulation S-X.

Balance Sheets, page F-9

22.   We note that you had 31,146,285 shares outstanding at June 30, 2010. However, it
        appears from the schedule on page 34 that the total of shares issued exceeds this amount.
        Please reconcile the shares issued and outstanding.

Statements of Operations, page F-10

23.   Please tell us how you derived 18,073,143 for the basic and diluted weighted average
        shares outstanding presented for the six months ended June 30, 2010.

Statements of Cash Flows, page F-11

24.   Please revise to include a statement of cash flows for the six months ended June 30, 2009.

Note 4 – Material Contracts, page F-16

25.   We note from your response to comment 45 that Demand Pooling Global Services, LLC ("DEPO") is a software development company which developed and owns the technology. We further note from your website www.depo.org a press release dated August 29, 2005 that describes how Richard Aland created a company that enables governmental entities to pool together their demand and cooperatively buy and finance their high-ticket purchase requirements. Please clarify whether DEPO is also or has been in the demand aggregation pools business, as you intend to do, and how it impacts your analysis regarding whether DEPO LLC is a predecessor.

26.   We note the principals of DEPO are also your directors and major shareholders and you license the technology from DEPO for 20 years on an exclusive, non-transferable basis. Please explain to us why you structured the transaction as you did by purchasing shares from a shell company, licensing the technology from DEPO LLC, rather than having DEPO LLC incorporate and execute a reverse merger with a public shell.

27.   We note from your response to comment 45 that DEPO LLC remains in existence as an independent software and technology development company. Please describe to us in greater detail the activities of DEPO LLC outside of the technology licensed to you. In addition, summarize for us DEPO's revenues and expenses for 2008 and 2009 and total assets and equity as of December 31, 2008 and 2009.

28.   We note on page F-16 that the license agreement with DEPO LLC is conditioned on your funding a minimum of $10,000,000 for "qualifying research, development and commercialization expenses". Please describe in greater detail the nature of these expenses and explain to us the business purpose for this funding commitment. In addition, please clarify whether the technology is functional in its current state or whether further research and development is necessary for it to be functional.

29.   We note from page F-17 that you granted an option to AVP to purchase 3,235,971 shares of common stock at a price of $0.0001 per share. Please revise to disclose how you value and account for the stock purchase option. In your response, tell us how you considered your issuance of shares on June 8, 2010 for $2.00 per share in determining the value of the options.   In addition, describe the compensation you are to provide to AVP should the milestones not be met.

30.   Please disclose how you will account for the compensation accrued to AVP and the basis for your accounting treatment.

Other Expenses of Issuance and Distribution, page 33

31.   We note your revised disclosure in response to our comment 50 in our letter dated July
        23, 2010. Please disclose whether this agreement between the company and the founding
        shareholders is oral or in writing. If it is in writing, please confirm that all material
        agreements have been filed pursuant to Item 601(b)(2). If it is an oral agreement, please
        provide a written description. See Question 146.04 of the Regulation S-K Compliance
        and Disclosure Interpretations available at
        http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Recent Sales of Unregistered Securities, page 33

32.   We reissue prior comment 51 in our letter dated July 23, 2010. Revise to describe the
        facts relied upon to make the exemptions available.

Exhibits

33.   We note your response to comment 55 of our letter dated July 23, 2010. Our review of
        exhibit 10.1 indicates missing schedules, exhibits, or attachments. Please file this exhibit
        in its entirety as required by Item 601(b)(10) of Regulation S-K.

34.   Please provide an updated consent of your independent registered public accounting firm.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        You may contact Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3688 if you
have questions regarding comments on the financial statements and related matters. Please
contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other
questions.

                                                        Sincerely,

                                                        John Reynolds
                                                        Assistant Director

cc: Robert L. B. Diener
        Fax: (310) 362-8887